

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2022

Christine Nixon
Chief Legal Counsel
SAFG Retirement Services, Inc.
21650 Oxnard Street, Suite 750
Woodland Hills, CA 91367

> **Re: SAFG Retirement Services, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted December 21, 2021**
> **CIK No. 0001889539**

Dear Ms. Nixon:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed December 21, 2021

General

1. Please provide us copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this filing to discuss how to submit such copies.

2. Please provide us with copies of any additional graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Please keep in mind, in scheduling printing and distributing of the preliminary prospectus, that we may have comments after reviewing the materials.

Market and Industry Data, page iii

3.   Please advise us whether the data provided by LIMRA or Cerulli Associates Inc. was obtained from market reports commissioned by you. If so, please file consents pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement or explain to us why this is not required. Consistent with your disclosure on page 244, also disclose here that Mr. Hogan serves on the board of the parent company of LIMRA.

Our Strategy, page 9

4.   Please provide clarification for your statement that you have seen several of your competitors leave parts of the annuity market. In this regard, please clarify if there have also been new entrants into the market or just departures, why you believe competitors have been leaving, and also discuss the parts of the annuity market to which you refer.

Material changes to, or termination of, our significant investment advisory contracts with other parties, page 41

5.   We note that your asset management operations rely on AIG for a number of significant services and benefits from its affiliation with AIG in certain common vendor relationships. Please expand this risk factor to briefly identify these significant services and common vendor relationships, or provide a cross-reference to more detailed disclosure located elsewhere in the prospectus.

Use of Non-GAAP Financial Measures and Key Operating Metrics, page 86

6.   Please revise to present a reconciliation for adjusted revenue. Refer to Item 10(e)(1)(i)(B) of Regulation S-K for guidance.

7.   Please revise to discuss the reasons premiums and deposits provides useful information to investors and any additional purposes, if any, for which management uses this measure. Refer to Item 10(e)(1)(i)(C) and (D) of Regulation S-K for guidance.

Liquidity and Capital Resources of SAFG Parent and Intermediate Holding Companies, page 148

8.   We note your disclosure here that AIG has unconditional capital maintenance agreements in place with certain of your subsidiaries, implying the existence of multiple agreements. Please reconcile this with your disclosure on page 277 that the company had one capital maintenance agreement, between AGC and AIG, or advise.

Group Retirement - Strategy, page 199

9.   Please briefly describe SmartRetirement Plus so investors understand how it reflects the strategy outlined in this section.

Life Insurance - Strategy, page 208

10.   Please disclose whether your new SIWL product launched in the fourth quarter of 2021 as anticipated or update the timing accordingly. Also, discuss the new underwriting data sources that you believe have the potential to replace traditional forms of medical information. Further, discuss the extent to which you have already started integrating such data sources, and your plan to continue integrated these data sources to improve your underwriting and customer acquisition process. Finally, briefly detail on page 209 how you have expanded your use of electronic database sources of evidence as part of the process of improving your underwriting.

Investment Management - Overview, page 219

11.   Please revise to include the chart that depicts the loss adjusted returns on your general account portfolio from 2010 to 2020.

Management, page 242

12.   We note your disclosure on page 244 that Mr. Hogan has served as a director of SAFG since November 2, 2021, and that he also serves as your Executive Vice President and Chief Executive Officer. Please update to disclose the date which Mr. Hogan began serving as an executive officer in these capacities. Similarly, also disclose in this section when Mr. Habayeb began serving as Executive Vice President and Chief Financial Officer. Refer to Item 401(b) of Regulation S-K.

Board Committees, page 247

13.   We note your disclosure on page 38 that in connection with your separation from AIG, you will transition to separate information systems and will be responsible for your own cybersecurity. To the extent cybersecurity risks are material to your business, please disclose here or in another appropriately captioned section the nature of the board's role in overseeing your cybersecurity risk management, the manner in which the board will administer this oversight function and any effect this will have on the board's leadership structure.

Exclusive Forum, page 286

14.   We note that your forum selection provision identifies the federal district courts as the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. However, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Further, while your risk factor on page 58 discusses the additional costs you could incur associated with resolving such action in other jurisdictions, please also describe the risk that the choice of forum provision may increase the costs for shareholders to bring a

claim.

Note 3. Segment Information, page F-24

15.   Please revise to present identifiable assets and capital expenditures by reportable segment.

Note 15. Contingencies, Commitments and Guarantees, page F-108

16.   In accordance with ASC 450-20-50, please revise to clearly disclose the following information for your legal contingencies in aggregate or individually:

- The amount or range of reasonably possible losses in addition to amounts accrued, or
- That reasonably possible losses cannot be estimated, or
- That any reasonably possible losses in addition to amounts accrued are not material to your financial statements.

Subsidiary Dividend Restrictions, page F-119

17.   Please revise to disclose the amount of retained earnings or net income that is restricted or free from restrictions for payment of dividends by SAFG. Refer to Rule 4-08(e)(1) of Regulation S-X for guidance.

Sale of Certain AIG Life and Retirement Retail Mutual Fund Businesses, page F-152

18.   Please revise here or in MD&A to quantify the impact of the sale on your financial results, metrics and trends. Additionally, more clearly describe if the twelve mutual funds managed by SAAMCo were included in the sale and/or the relevancy of this aspect of the transaction.

Note 8. Variable Interest Entities, page F-195

19.   Please revise to disclose quantitative information about your involvement with VIEs including the amount of revenue, net income (loss) attributable to SAFG and net income (loss) attributable to noncontrolling interests recognized for each period presented. Refer to paragraphs 5A.d. and 2AA.d. of ASC 810-10-50.

Exhibit Index, page II-5

20.   We note your disclosure on page 11 that you expect to enter into letter of credit facilities, a revolving credit facility and a delayed draw term loan facility, and that you anticipate issuing debt securities prior to the consummation of this offering. Please confirm that you will file any material agreements that will be in place at the time of the offering, or tell us why these are not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

       You may contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Erin Purnell at 202-551-3454 with any other questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Finance